VIA ELECTRONIC TRANSMISSION

February 25, 2019

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: EXCELLON RESOURCES INC.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual Meeting of Security Holders for the subject issuer:

1	ISIN:	CA30069C2076
	CUSIP:	30069C207
2	Date Fixed for the Meeting:	May 9, 2019
3	Record Date for Notice:	March 22, 2019
4	Record Date for Voting:	March 22, 2019
5	Beneficial Ownership Determination Date:	March 22, 2019
6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON
7	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON
8	Business to be conducted at the meeting:	Annual
9	Notice-and-Access:	
	Registered Shareholders:	YES
	Beneficial Holders:	YES
	Stratification Level:	Not Applicable
10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	NO
11	Issuer paying for delivery to Objecting Beneficial Owners:	NO

Yours truly,
TSX Trust Company

" *Rosa Vieira* "
Senior Relationship Manager
Rosa.Vieira@tmx.com